Exhibit 99.1

VANC Pharmaceuticals Announces Listing of Products on Six Provincial Formularies in country-regionplaceCanada

October 7, 2015 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, is pleased to announce that it has listed multiple products in Provincial formularies of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec.

The Provincial formularies list drugs for which particular public or private health plans will pay all or part of the cost and the circumstances in which the coverage is available.  Each Province maintains the formulary autonomously and decides regarding which drugs and which individuals are covered.

“The listing on Provincial formularies across country-regionCanada is a major step in commercializing our generics portfolio across country-regionplaceCanada.  We have now registered a minimum of 7 molecules and 20 stock keeping units (the “SKUs”) in six Provinces. The next step will be to expand our sales force through the hiring of reps in each of the Provinces,” said Arun Nayyar, CEO of VANC.

Table 1.0 lists the number of molecules listed in each provincial formulary. The drugs having no coverage from provincial health care plans are considered to be non-benefit drugs.

Province	Listed	Non-Benefit	Total Number of Molecules
British Columbia	14	4	18
Alberta	15	7	22
Saskatchewan	14	4	18
Manitoba	1	1	2
Ontario	14	-	14
Quebec	8	1	9

Table 1.0

A full listing of the molecules and SKUs listed in each of the provinces can be seen at http://vancpharm.com/products/

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The Company will provide updates on commercialization and additional product listings across placeplaceCanada during Q4-2015.

 On behalf of:

VANC Pharmaceuticals Inc.

Aman Parmar

CFO and Director

aparmar@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.